2400 Market Street, 4th Floor

Philadelphia, PA 19103

August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown and Amanda Ravitz

RE:	Audacy, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2023

File No. 001-14461

Dear Ms. Brown and Ms. Ravitz:

This letter sets forth the responses of Audacy, Inc. (the “Company,” “we,” “our,” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 18, 2023 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A (the “2023 Proxy Statement”) filed with the Commission on April 4, 2023.

For convenience of reference, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below and followed by the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Proxy Statement on Schedule 14A relating to its 2024 annual meeting of stockholders, in lieu of filing amendments to its 2023 Proxy Statement.

Definitive Proxy Statement on Schedule 14A filed April 4, 2023

Pay versus Performance, page 48

1.

We note that you have included Adjusted EBIDTA, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Audacy, Inc.

Voice: (610) 660-5655 • Fax (610) 660-5662 • www.AudacyInc.com • Andrew.Sutor@Audacy.com

August 25, 2023

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the pay versus performance disclosures in Future Proxy Statements to expand the discussion and address how the Company-Selected Measure is calculated from our audited financial statements.

2.

We note that your cumulative total shareholder return amounts are calculated from December 31, 2017, rather than December 31, 2019. Item 402(v)(2)(iv) of Regulation SK provides that the period for calculating cumulative total shareholder return begins with the market close on the last trading day before the registrant’s earliest fiscal year in the pay versus performance table. Given that your pay versus performance table begins with your fiscal year 2020, the measurement period would begin with December 31, 2019. Please ensure that your cumulative total shareholder return calculation is limited to the timeframe required by Item 402(v)(2)(iv) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the pay versus performance disclosures in Future Proxy Statements to ensure that the measurement period for the calculation of the cumulative total shareholder return amounts are limited to the timeframe required by Item 402(v)(2)(iv) of Regulation S-K.

3.

Please ensure that you identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the pay versus performance disclosures in Future Proxy Statements to identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included.

4.

You indicate that your peer group is “the group of companies included in the S&P 500 Index;” however, based upon disclosure in your Form 10-K for the year ended December 31, 2022, it appears that your peer group consists of a specific list of companies. If this is the case, please ensure that you clarify the identity of your peer group. Please note that the peer group used for your pay versus performance disclosure should be either the index or issuers you use for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b). In addition, if your peer group is not a published industry or line-of-business index, please ensure that you disclose the identity of the issuers composing the group.

August 25, 2023

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the pay versus performance disclosures in Future Proxy Statements to clarify the identify of our peer group in compliance with Regulation S-K.

*****

Should any questions arise in connection with the foregoing responses or if you need any additional information, please do not hesitate to contact me at (610) 660-5655.

Very truly yours,

/s/ Andrew P. Sutor, IV
Andrew P. Sutor, IV
Executive Vice President and General Counsel

cc:	David J. Field, Chief Executive Officer and President of Audacy, Inc.